THIRD
CLIFF
BAKERY

OFFERING MEMORANDUM

facilitated by



Third Cliff Bakery, LLC

Form C
Offering Memorandum

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) BASIC INFORMATION ABOUT THE COMPANY

Name of Company	Third Cliff Bakery, LLC
State of Organization	Massachusetts
Date of Formation	The Company began operations in 2015 and was formally incorporated on February 13th, 2019.
Entity Type	Limited Liability Company
Street Address	14 Beethoven St Boston MA, 02119
Website Address	www.thirdcliffbakery.com

(B) DIRECTORS AND OFFICERS OF THE COMPANY

Name		Margaret Crowley
Positions with the Company		
	Title	Owner & Baker
	Duration	Since 2015
Business experience (last three years)		Please See Appendix C

(C) EACH PERSON WHO OWNS 20% OR MORE OF THE VOTING POWER

Margaret Crowley

(D)   THE COMPANY'S BUSINESS AND BUSINESS PLAN

The Opportunity

● The Washington Street corridor is quickly becoming a bustling hub, but **currently lacks a bakery & breakfast spot** for residents and commuters.
● Boston's Planning & Development Agency's 2017 neighborhood study demonstrated that **residents demand small businesses who value community, sustainability, and civic engagement.**
● **More than 3,780 new residential units are currently planned or now under construction** in the Jamaica Plain/Roxbury area.
● **Five condominiums** (ranging from 10 to 90+ units) within a half mile radius of Third Cliff's location **are slated to open over the next 18 months**.
● **Third Cliff will be located in the [VITA](#)** alongside 82 residential units, medical and dental offices, a bank, and gym. A car wash and laundromat across the street, and the nearby English High School will attract additional patrons.
● Foot traffic is estimated at a **baseline of several hundred per week**.

Why Third Cliff?

● Third Cliff has already been operating for the past three years as the *Third Cliff Trike* (a 'mobile cafe on three wheels') with **steadily increasing orders**.
● The Trike's presence at the Egleston Square Farmers Market (where Third Cliff's founder co-heads the advisory committee) has built a **local following in Jamaica Plain**.
● Founder **Meg Crowley** has participated in CommonWealth Kitchen, The Boston Foundation's MassChallenge Bootcamp, and the Cultivating Small Business program, through which she has built a **strong board of advisors**, including experts in the restaurant industry, business development, marketing, and small business accounting.

The Competition

● **Brassica Cafe** is several blocks away from the VITA, across a major road with a dangerous intersection.
● **Fiore's Cafe** is comparably far from the VITA, has a more traditional bakery menu than Third Cliff's, and inadequate seating.
● **Blue Frog** is a traditional patisserie with no seating.
● **Exodus Bagels** is hyper-focused on bagels. Their coffee program is auxiliary and they have shorter opening hours than Third Cliff with a quarter as much seating.

   All of these businesses have significantly less parking available than Third Cliff.

Business Model

● **Retail Sales** - Counter service will be available seven days per week from 7AM-6PM, accounting for 70-80% of the total projected revenue.
● **Wholesale** - Select packaged goods (granola, shortbread, etc.) will be sold to artisanal food shops and independent grocers to bolster cashflow in the off-season.
● **Catering** - Utilizing the *Third Cliff Trike* as special event rental available with catering orders, breakfast and special event catering will further bolster cash flow in the off-season.

- **Web Sales** - Leveraging existing systems, Third Cliff will expand reach nationally by offering select items online.
- **Special Events** - After-hours pastry/cake decorating classes, art/performance receptions, community meetings/lectures, supper series with peer tastemakers, and fundraising dinners to support organizations that share our values will boost revenue and further engage the community.
- *Third Cliff Bakery's projected expenses include 20% cost of goods, 40% labor, 5% sales and 15% overhead. They plan to open with 11% debt service and 9% net operating profit, which will initially be reinvested to ease cash flow and support rapid growth within the first few years.*

Values

- **Community** - Third Cliff has already spent several years as a part of the Jamaica Plain community. By putting down roots with its first brick-and-mortar location, Third Cliff will welcome members of community organizations like *Community Servings, The Meeting Point*, and *Ethos*. The cafe will feature the work of local artists on its walls and, as the team grows, Third Cliff will focus on hiring from within the community as well.
- **Quality** - Third Cliff blends classic pastry technique with emerging trends and unusual flavors. The menu features brown butter & cinnamon rice krispie treats and black pepper, cardamom & plum hand pies.
- **Sustainability** - Third Cliff Bakery embraces eco-friendly business practices. Third Cliff currently offers biodegradable straws, composts production scraps, and is always exploring further ways to minimize its environmental impact.
- **Fair Employment** - Third Cliff believes that modern small businesses should be ethically operated. Third Cliff has developed a set of culture and employee documents to ensure all policies and practices are rooted in our values.

Please review the supplemental documents for additional information.

(E)   NUMBER OF EMPLOYEES

The Company currently has 1 employee.

(F)   RISKS OF INVESTING

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

These securities are offered under an exemption from registration under federal law. The U.S. Securities and Exchange Commission (the "SEC") has not made an independent determination that these securities are exempt from registration. The SEC has not passed upon the merits of the securities or the terms of the offering, and has not passed upon the accuracy or completeness of the offering documents or literature.

MAINVEST

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) TARGET OFFERING AMOUNT AND OFFERING DEADLINE

Target Offering Amount	$10,000
Offering Deadline	September 10, 2019

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

(H) COMMITMENTS THAT EXCEED THE TARGET OFFERING AMOUNT

Will the company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$143,000
If Yes, how will the company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) HOW THE COMPANY INTENDS TO USE THE MONEY RAISED IN THE OFFERING

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Leasehold Improvements	$-	$75,000
Pre-Operating Overhead	$ -	$15,000
Furniture, Fixtures & Equipment	$ -	$25,000
Working Capital	$ 9,400	$19,420
Compensation to MainVest	$600	$8,580
TOTAL	$10,000	$143,000

(J) THE INVESTMENT PROCESS

To Invest
- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the *Invest* button
- Follow the instructions

To Cancel Your Investment
Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

MAINVEST

Other Information on the Investment Process
- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) MATERIAL CHANGES

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Explanation
A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) PRICE OF THE SECURITIES

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) TERMS OF THE SECURITIES

Overview
The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." Many of the terms of the Notes are set forth in a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Initial Revenue Sharing Percentage*	0.374% - 5.346%**
Initial Cap	1.0x
EARN-Out Revenue Sharing Percentage	0.121% - 1.737%
Maturity Date	Sept. 30, 2029
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar

First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured

*as further defined in the note agreement

**The rate of revenue sharing is calculated on a linear scale between the stated rates and is rounded to the nearest 1/1000th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases.

For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Initial Revenue Sharing Percentage	EARN-Out Revenue Sharing Percentage
$10,000	0.374%	0.121%
$43,250	1.617%	0.525%
$76,500	2.860%	0.929%
$120,800	4.516%	1.467%
$143,000	5.346%	1.737%

Your Right to Payments under the Note
Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital
Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer
You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:
- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.

MAINVEST

- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security
The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes
The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities
The Company has outstanding the following securities:

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How These Securities Differ from the Promissory Notes Offered to Investors	The Limited Liability Company Interests represent ownership interests in the Company, whereas the Promissory Notes are a debt obligation of the Company.

Dilution of Rights
The Company has the right to create additional classes of securities, both equity securities and debt securities (*e.g.*, other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company
Each of these people owns 20% or more of the total voting power of the Company:

Name	*Percentage of Voting Rights*
Margaret Crowley	100%

How the Exercise of Voting Rights Could Affect You
You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued
The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N)   THE FUNDING PORTAL

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O)   COMPENSATION OF THE FUNDING PORTAL

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P)   INDEBTEDNESS OF THE COMPANY

Other than the debts disclosed below, the Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

Description	Amount	Interest Rate	Maturity Date	Other Important Terms
MainVest EARN note	$107,000	4% of gross revenues until principal repaid, then 1.3% of gross revenues through maturity	6/30/2029	See the Company's Form C dated as of 4/2/2019 for additional disclosures on the EARN note.

(Q)   OTHER OFFERINGS OF SECURITIES WITHIN THE LAST THREE YEARS

The Company sold $107,000 of Equity-Alternative Revenue Notes in a Regulation Crowdfunding offering ending in May 2019 through MainVest funding portal.

(R)   TRANSACTIONS BETWEEN THE COMPANY AND "INSIDERS"

The Company has not made any business transaction with insiders, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

(S)   THE COMPANY'S FINANCIAL CONDITION

Financial Milestones

Our 2016-18 financials reflect the pursuit of our beta goals: to troubleshoot, develop, and experiment while having the flexibility of working at a pay-as-you-go commissary allowing for testing with little risk. From daily street vending with the trike in 2015-16 to launching a wholesale beta in late 2017, the past three years have been full of research and development in a flexible and low-cost environment. As a

result, the Brick & Mortar will open with a vault of vetted recipes and well-defined production costs, strong relationships with vendors, and confidence in our ability to hit target Net Operating Profit goals.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement
In order to illustrate its future earning potential, the Company has provided a summary of its 3-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.

REVENUE		**YEAR 1**		**YEAR 2**		**YEAR 3**	
LINES OF BUSINESS			% of REV		% of REV		% of REV
	Catering	$20,979	4%	$31,468	4%	$47,202	5%
	Counter service at cafe	$444,717	88%	$702,000	90%	$789,750	88%
	Special Events in Cafe	$2,500	0%	$3,000	0%	$3,600	0%
	Trike Sales	$8,000	2%	$16,000	2%	$24,000	3%
	Web Sales	$3,290	1%	$3,455	0%	$3,627	0%
	Wholesale	$23,748	5%	$24,936	3%	$26,183	3%
Total Revenue		**$503,235**		**$780,858**		**$894,362**	
EXPENSES		**YEAR 1**		**YEAR 2**		**YEAR 3**	
COGS			% of REV		% of REV		% of REV
	Catering	$3,357		$5,979		$8,496	
	Counter service at cafe	$88,943		$133,380		$142,155	
	Special Events in Cafe	$525		$570		$648	
	Trike Sales	$1,600		$3,040		$4,320	
	Web Sales	$428		$656		$653	
	Wholesale	$3,800		$4,738		$4,713	
Total COGS		*$98,653*	*20%*	*$148,363*	*19%*	*$160,985*	*18%*
DIRECT LABOR			% of REV		% of REV		% of REV
	Hourly Wages	$173,583		$260,374		$312,449	
	Payoll Tax & Fees	$26,037		$39,056		$46,867	
Total Direct Labor		*$199,620*	*40%*	*$299,430*	*38%*	*$359,316*	*40%*
SALES EXPENSES			% of REV		% of REV		% of REV
	Communications	$2,700		$4,050		$6,075	
	Contributions & Donations	$1,020		$1,530		$2,295	
	Financial Administration	$10,313		$15,469		$23,204	
	Guest/Promotional Comps	$1,020		$1,530		$2,295	
	Office supplies & Administration	$6,000		$9,000		$13,500	
	Print Materials	$1,320		$1,980		$2,970	
	Sales/Marketing Programs	$2,400		$3,600		$5,400	
	Travel & Entertainment	$1,020		$1,530		$2,295	
Total Sales Expenses		*$25,793*	*5%*	*$31,579*	*4%*	*$47,369*	*5%*
OVERHEADS			% of REV		% of REV		% of REV
	Automobile Expenses	$900		$1,350		$2,025	
	Depreciation of Equipment	$4,000		$6,000		$9,000	
	Insurance	$6,500		$9,750		$14,625	
	Operating Fees, Permits & Licenses	$1,500		$2,250		$3,375	
	Rent or Lease	$56,785		$58,170		$59,555	
	Utilities (Gas, Electric, Water, Oil)	$7,000		$10,500		$15,750	
Total Overheads		*$76,685*	*15%*	*$88,020*	*11%*	*$104,330*	*12%*
Total Cost of Operations		**$400,750**	**79.63%**	**$567,392**	**72.66%**	**$672,000**	**75.14%**
EBTIDA		**$102,484**	**20.37%**	**$213,466**	**27.34%**	**$222,362**	**24.86%**

(U) DISQUALIFICATION EVENTS

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) UPDATES ON THE PROGRESS OF THE OFFERING

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) ANNUAL REPORTS FOR THE COMPANY

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website, www.thirdcliffbakery.com, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) OUR COMPLIANCE WITH REPORTING OBLIGATIONS

The Company filed a Form C-U in connection with a prior Regulation Crowdfunding offering discussed above in §227.201(q). The Company has not been required to file an annual report for any Regulation Crowdfunding campaign as of the date of this Form C.

(Y) OTHER INFORMATION PROSPECTIVE INVESTORS SHOULD KNOW ABOUT

The Issuer offers "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

ADDITIONAL INFORMATION INCLUDED IN THE FORM C

	Most recent fiscal year-end (tax returns)	*Prior fiscal year-end (tax returns)*
Total Assets	$0	$0

Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$29,078	$14,942
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$4,066	$(2,815)

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V